Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 1, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform you that the Company’s management will be participating in the following investor conferences for group and one-on-one meetings:

Date	Conference	Location
November 2, 2022	Nomura Virtual India Corporate Day Nov 2022	Virtual
November 9, 2022	UBS India Virtual Conference 2022	Virtual
November 14, 2022	25th Annual CITICS CLSA India Forum 2022	Mumbai
November 17, 2022	Centrum–Orion 2022 II – “One India- Many Paths to Prosperity”	Virtual

Please note that the schedule of the aforesaid meetings is subject to change due to any exigencies on the part of investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary & Compliance Officer

CC:-	New York Stock Exchange Inc.(Stock Code :RDY)
NSE IFSC Ltd